                                       SC  14F1

                                     (Rule 14f-1)

                INFORMATION REGARDING CHANGE IN MAJORITY OF DIRECTORS

                          CERTAIN SECTION 14(A) INFORMATION

Pursuant to Section 14(f) of the Securities Exchange Act of 1934
Filed by the Registrant       /x/
Filed by a party other than the Registrant   / /



                         CHOICES ENTERTAINMENT CORPORATION
                  (Name of Registrant as Specified in its Charter)


      -----------------------------------------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of filing fee (Check the appropriate box):

/x/   No fee required.

/ / $500 per each party to the controversy pursuant to the Exchange Act Rule 14a-6(i)(3).

/ /   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)   Title of each class of securities to which transaction applies:
-------------------------------------------------------------------------------


(2)   Aggregate number of securities to which transaction applies:
-------------------------------------------------------------------------------


(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11(1).
-------------------------------------------------------------------------------


(4)   Proposed maximum aggregate value of transaction:
-------------------------------------------------------------------------------


(5)   Total fee paid:
-------------------------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


(1)   Amount previously paid:
-------------------------------------------------------------------------------


(2)   Form, Schedule or Registration No.:
-------------------------------------------------------------------------------


(3)   Filing party:
-------------------------------------------------------------------------------


(4)   Date filed:
-------------------------------------------------------------------------------


(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

                         CHOICES ENTERTAINMENT CORPORATION
                                  10770 WILES ROAD
                         CORAL SPRINGS, FLORIDA 33076-2009
                             TELEPHONE: (954) 752-4289
                             FACSIMILE: (954) 752-4681
                              ------------------------

TO OUR STOCKHOLDERS:

This NOTICE AND STATEMENT to the stockholders of the common and preferred stock (the "Stockholders") of Choices Entertainment Corporation (the "Company") is being made to provide certain information regarding the resignation of Mr. John Boylan and Mr. Fred Portner from the Board of Directors of the Company effective June 2, 1998, and the appointment of Mr. Thomas Renna and Mr. George Pursglove as directors of the Company effective June 2, 1998. The resignations of Messrs. Boylan and Portner and the appointment of Messrs. Renna and Pursglove may constitute a change in the majority of directors of the Company.

This NOTICE AND STATEMENT is being distributed to persons or entities known by the Committee to be Stockholders as of the date hereof.


                                CHOICES ENTERTAINMENT CORPORATION
                                     BY: THE BOARD OF DIRECTORS


                                     /s/James Sink, Chairman
                                     /s/Thomas Renna
                                     /s/George D. Pursglove

Coral Springs, Florida
June 19, 1998

             ---------------------------------------------------------

YOUR ARE NOT BEING ASKED OR OTHERWISE SOLICITED FOR A PROXY OR WRITTEN CONSENT.
            THIS NOTICE AND STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY.
             ---------------------------------------------------------

                          CHOICES ENTERTAINMENT CORPORATION
                                  10770 WILES ROAD
                         CORAL SPRINGS, FLORIDA 33076-2009
                             TELEPHONE: (954) 752-4289
                             FACSIMILE: (954) 752-4681

                                NOTICE AND STATEMENT

             INFORMATION CONCERNING CHANGE OF MAJORITY OF THE DIRECTORS

GENERAL

            This Notice and Statement contains certain information regarding what may constitute a change in the majority of the directors of Choices Entertainment Corporation (the "Company"). Mr. John Boylan and Mr. Fred Portner have resigned as directors and Mr. Thomas Renna and Mr. George Pursglove have been appointed by James Sink, Chairman, to replace them. The Company's new address is 10770 Wiles Road, Coral Springs, Florida. Copies of this Notice and Statement were first mailed to Stockholders on or about June 19, 1998.

OUTSTANDING SHARES

            This Notice and Statement is being provided to persons that are holders of shares of the Company's common stock, par value $.01 (the "Common Stock") and Series C Preferred Stock, par value $.01 (the "Preferred Stock") (together the Common Stock and Preferred Stock are referred to herein as the "Voting Stock"). As of March 5, 1998 22,004,395 shares of Common Stock and 109 shares of Preferred Stock were issued and outstanding. Each share of Preferred stock is entitled to vote the equivalent of 40,000 shares of Common Stock. The Common and Preferred Stock vote as a single class and therefore represent total votes of 26,364,395. There are no other voting securities of the Company outstanding.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

            The following table sets forth certain information regarding ownership of the Company's Common Stock, as of April 17, 1998, as contained in a Form 10KSB/A filed by the Company with the SEC on or about May 5, 1998, by:(i) each person who is known by the Company to own beneficially more than five percent of the combined number of votes attributable to all shares of Common and Preferred Stock outstanding on that date, (ii) each director (Messrs. Sink, Martignoni and Portner) and appointed directors (Messrs. Pursglove and Renna), (iii) the former Chief Executive Officer (Ronald W. Martignoni) and (iv) all current executive officers and directors as a group.

                                                          SHARES OF COMMON STOCK
                                                             BENEFICIALLY OWNED,
                                                         INCLUDING PERCENTAGE(1)
                                                           ------------------

NAME AND ADDRESS
Attel & Cie, S.A ...........................................2,601,112...(11.8%)
Via Nassa 58
6901 Lugano, Switzerland

John Maioriello.............................................1,826,000(2)..(7.8%)
3416 The Strand
Manhattan Beach, CA 90266

John A. Boylan(7)...........................................1,442,000(3)..(6.2%)
509 Kinsale Road
Timonium, MD 21093

Ronald W. Martignoni(8).....................................1,425,000(4)..(6.1%)
6 Chadwick Court
Voorhees, NJ 08043

James D. Sink...............................................1,041,650.....(4.7%)
800 Federal Boulevard
Carteret, NJ 07008

Fred E. Portner (7)...........................................190,000(5)....*
121 Montgomery Place
Alexandria, VA 22314

Thomas Renna .................................................165,000(6)....*
c/o 10770 Wiles Road
Coral Springs, Florida 33076

George D. Pursglove ...........................................none.........*
c/o 10770 Wiles Road
Coral Springs, Florida 33076

All current officers and directors as a Group
(three persons).............................................1,206,650.....(5.5%)

------------------------
*   Less than 1%.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock or Preferred Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrant but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as may be indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common and Preferred Stock shown as beneficially owned by them.

(1) Includes 1,500,000 shares of Common Stock issuable upon exercise of fully-vested nonqualified stock options.

(3) Includes 1,000,000 shares of Common Stock issuable upon exercise of fully-vested 1991 Management Options and 375,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

(4) Includes 1,050,000 shares of Common Stock issuable upon exercise of fully-vested 1991 Management Options and 375,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

(5) Represents 100,000 shares of Common Stock issuable upon exercise of fully-vested nonqualified stock options and 90,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

(6)See "SECURITY OWNERSHIP OF THE COMMITTEE" for information regarding shares held by Mr. Renna.

(7) Messrs. Boylan and Portner resigned on June 2, 1998 in accordance with a Separation Agreement dated on or about June 2, 1998. See "RESIGNATION AND APPOINTMENT OF DIRECTORS."

(8) Mr. Martignoni resigned on or about April 16, 1998 after appointment to the Board of Directors of Mr. Boylan on the same day.

SECURITY OWNERSHIP OF THE COMMITTEE

            The Committee for Change at Choices (the "Shareholder Committee") may be deemed to constitute a group under the rules of the Securities and Exchange Commission. The following table sets forth certain information regarding the ownership of shares of the voting stock owned beneficially by the members of the Shareholder Committee, as contained in the Schedule 14-A filed by the Committee on April 17, 1998, as well as the percentage Stock owned by each, and together as a group, on April 17, 1998.

The Company assumes no responsibility for the accuracy of the information contained in the table below at the date of this report.(See Certain Relationships and Related Transactions.)



NAME                                                                    AMOUNT
AND ADDRESS(1)                                                       AND NATURE OF
OF BENEFICIAL                                                         BENEFICIAL                  PERCENT
OWNER                                                                 OWNERSHIP(2)               OF CLASS(3)
------------------------------------------------------------        ----------------            -------------
Thomas Renna (co-Chair)................................................165,500(4)....................  *
George Pursglove (co-Chair).....................................          none
Cary Palulis...........................................................268,000(5)....................1.0%
Harold Hamburg.........................................................490,000(6)....................1.8
William M. Goatley...................................................1,073,500(7)....................4.4
Mark and Barbara Raifman.............................................1,154,900(8)....................4.6
Carl Shaifer.........................................................2,037,000(9)....................8.2
Frank H. Harvey........................................................401,000(10)...................1.6
P.L. Anderson, Jr......................................................405,000(11)...................1.6
Gail A. Ramey..........................................................644,000(12)...................2.5
Kenneth Hiniker......................................................1,064,500(13)...................4.0
Leon Barnard...........................................................108,300.......................  *
Alberta Tabony..........................................................44,000.......................  *
Margaret Stone.........................................................134,000.......................  *
Franklin A. Stone......................................................399,450.......................1.5
Maurice and Susan Matson...............................................250,000.......................  *
Gary Welchman..........................................................193,000.......................  *
Max Scheuerer..........................................................362,000.......................1.4
David Beckman..........................................................245,100.......................  *
Coleman Goldberg........................................................77,200.......................  *
D.J. Stone.............................................................111,250.......................  *
Philip Mumford.........................................................159,872.......................  *
Jerome Neidfelt........................................................400,000.......................1.5
Beverly L. Fader.......................................................202,000.......................  *
Gerald Bing.............................................................80,000.......................  *
Wendell and Grazina Standridge..........................................90,000.......................  *
Fred and Sandy Borke....................................................39,500.......................  *
Robert E. Lapides.......................................................84,200.......................  *
Peter Renna.............................................................20,000.......................  *
Gail Raifman...........................................................166,800.......................  *
Thomas Povinelli and Anna Saras........................................106,123.......................  *
Al Riccardi............................................................655,170.......................2.5
Madeline Esposito.......................................................57,534.......................  *
Kenneth Stilger........................................................506,500.......................1.9
George Cannan..........................................................350,000.......................1.3


Anna Tolson.............................................................20,000.......................  *
Carmen Malagisi.........................................................41,000.......................  *
George Cannan, Jr.......................................................85,000.......................  *
Carlos Diaz.............................................................11,000.......................  *
Nancy Renna..............................................................6,000.......................  *
R. Neil and Gale F. Lively..............................................47,500.......................  *
Kathy Travis.............................................................1,833.......................  *
Michael Desaye..........................................................86,000.......................  *
Stacy Cannan............................................................54,100.......................  *
Caroline P. Costante....................................................33,287.......................  *
Rudy and Carlene Kreutzjans.............................................99,000.......................  *
Joseph and Karen Fullenkamp.............................................40,000.......................  *
H. Bryan Lewis..........................................................60,000.......................  *
Jonathan Votel..........................................................70,000.......................  *
Larry Feeney...........................................................200,000.......................  *
Richard P. Hollingsworth................................................15,000.......................  *
Marc R. Van Ness........................................................90,000.......................  *
                                                                  ------------------               -----
Totals                                                              13,861,119                     51.58%
                                                                  ------------------               ------
                                                                  ------------------               ------




----------------------
    * Represents beneficial ownership of less than 1% of the outstanding shares of the Voting Stock.

(1) Unless otherwise indicated, the address of the beneficial owner is c/o the Committee, 10770 Wiles Road, Coral Springs, Florida 33076-2009.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Voting Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for calculating the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for calculating the percentage of any other person. Except as indicated by footnote, and except for voting or investment power held jointly with a person's spouse, the persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

(3) Percentage is calculated based upon 26,364,395 shares of Voting Stock outstanding on November 12, 1997.

(4) Includes warrants to acquire 1.8 shares of Series C Preferred Stock ("Preferred Stock").

(5) Includes 3.2 shares of Preferred Stock and warrants to acquire .3 shares of Preferred Stock.

(6) Includes 9.6 shares of Preferred Stock and warrants to acquire .9 shares of Preferred Stock.

(7) Includes 24 shares of Preferred Stock and warrants to acquire 2.25 shares of Preferred Stock.

(8) Includes 16 shares of Preferred Stock and warrants to acquire 1.5 shares of Preferred Stock.

(9) Includes 36.8 shares of Preferred Stock and warrants to acquire 3.45 shares of Preferred Stock.

(10) Includes 6.4 shares of Preferred Stock and warrants to acquire .6 shares of Preferred Stock.

(11) Includes 4.8 shares of Preferred Stock and warrants to acquire .45 shares of Preferred Stock.

(12) Includes 6.4 shares of Preferred Stock and warrants to acquire .6 shares of Preferred Stock.

RESIGNATION AND APPOINTMENT OF DIRECTORS

     On June 2, 1998 John Boylan and Fred Portner resigned as directors of the Company, and Lorraine Cannon resigned as Chief Financial Officer. The resignations of these persons were effective upon the agreement by James Sink, to enter into a separation agreement ( the "Separation Agreement") prepared and tendered by the resigning directors and officer. Pursuant to the terms of the Separation Agreement effective June 2, 1998, the Company and each of Messrs. Boylan, Portner and Ms. Cannon agreed to a mutual release from any damage, action, cause of action or claim whatsoever, known or unknown, liquidated or unliquidated, and whether otherwise enforceable, up to and including the date of the Separation Agreement. The Separation Agreement also provides for the indemnification of Messrs. Boylan, Portner and Ms. Cannon from and against any loss, damage, liability, judgment or claim ( and related expenses including attorneys fees) based on the fact that such persons were directors or an officer of the Company. Additionally, the Separation Agreement contained an affirmation of the validity of certain stock options granted to Messrs. Boylan, Martignoni, Portner, and Ms. Cannon.

     Also on June 2, 1998 the sole remaining director, Mr. James Sink, was appointed Chairman of the Board by the outgoing directors and he in turn appointed Mr. Thomas Renna and Mr. George Pursglove to the Board of Directors. The new Board of Directors passed a resolution indemnifying and holding harmless James Sink from any liability resulting from signing the Separation Agreement.

     Mr. Renna and Mr. Pursglove are the Co-Chairman of the Committee for Change at Choices, a committee of shareholders (the "Shareholders Committee") who organized and filed a nonmanagement written consent solicitation statement on or about December 10, 1997. Mr. Pursglove did not join the Committee for Change at Choices until on or about January 26, 1998. The Shareholders Committee has withdrawn its solicitation statement and has ceased to exist.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH
SECTION 16(a) OF THE EXCHANGE ACT

     The directors and executive officers of the Company are as follows:

                                                    Year First  Year First Became an
                                                     Became a         Executive
    Name                 Age        Position         Director          Officer
    ----                 ---        --------         ----------       ---------
James D. Sink            47         Director              1997            --
Thomas Renna             33         Director              1998            --
George D.
Pursglove                47         Director              1998            --



     JAMES D. SINK, M.D., has served as a director since February 1997. Since March 1996, Dr. Sink has been affiliated with Allegheny University Hospitals in Philadelphia, Pennsylvania, where he is Professor of Cardiothoracic Surgery. Prior to joining Allegheny University Hospitals, Dr. Sink was, for more than five years, affiliated with Presbyterian Medical Center, in Philadelphia, Pennsylvania, where he was Chief of Cardiothoracic Surgery at the Philadelphia Heart Institute of Presbyterian Medical Center.

     THOMAS RENNA, is employed by Consolidated Merchandising Services, Inc. ("CMSI") as a Vice President of Sales and has occupied that position since February 1, 1998. Mr. Renna's responsibilities in the position include initiating sales calls to secure new accounts for CMSI as well as advising CMSI as to its capital raising activities. CMSI is a company which provides "in-store" merchandising and product assembly and sales services primarily on behalf of branded product manufacturers or retail companies. CMSI is a company controlled by George D. Pursglove. Prior to that, Mr. Renna was Vice President of Sales of SSNN, Inc., ("SSNN") and held that position since October 28, 1997. SSNN, is a start-up company providing an Internet website which offers company and stock information on small and micro-cap companies. Mr. Renna's responsibilities included securing new subscribers for the SSNN service and advising SSNN as to its capital raising activities. Mr. Renna was employed as a Vice President, Investments at Texas Capital Securities from February 1995 to October 1997. From February 1992 to January 1995, Mr. Renna was a Vice President of Investments at Berkeley Securities. In his positions with Texas Capital Securities and Berkeley Securities Mr. Renna was a stockbroker serving the investment needs of his customers including the buying and selling of securities.

     GEORGE D. PURSGLOVE, has served as the Chairman, President and Chief Executive Officer of Consolidated Merchandising Services, Inc. ("CMSI") since the Company's incorporation in January 1997. Prior to that, Mr. Pursglove was President of Consolidated Business Group, Inc., a business management company offering consulting services for closely held consumer product companies. From March 1993 through November of 1995, Mr. Pursglove served in the position of Director of Merchandising for Office Depot's contract/commercial division and as Senior Divisional Merchandise Manager. From April of 1992 through March of 1993, Mr. Pursglove held the position of Divisional Merchandise Manager for the Price Company. From August of 1991 through April of 1992, Mr. Pursglove was a business consultant functioning in the role of merchandising/marketing liaison reporting directly to the Presidents/CEO or owner. From August of 1988 through August of 1991, Mr. Pursglove was Senior Vice President General Merchandise Manager and co-founder of HQ Office Supply Warehouse, Inc. From August of 1983 through August of 1988, Mr. Pursglove held the position of merchandise manager and was one of the original group of key management personnel who were instrumental in the start-up of Home Club (now called Home Base), a chain of home improvement warehouse stores. Prior to 1983, Mr. Pursglove held various positions of increasing responsibilities with NAVRESO, FedMart and the Two Guys organizations. Mr. Pursglove serves as a company director and adviser for Achiever Shredders and Office Product Company, Inc. and Sims Communications, Inc.

     Directors of the Company hold their offices until the next annual meeting of the Company's stockholders, until their successors have been duly elected and qualified or until their earlier resignation, removal from office or death.

     Officers of the Company serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of the Company's stockholders and until their successors have been chosen and qualified or until their earlier resignation, removal from office or death.

     There are no family relationships among the present executive officers and directors of the Company.

     The Board of Directors currently has no standing committees and has not yet met as duly constituted.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Executive Officers, directors and beneficial owners of more than 10% of the Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all filing requirements applicable to its current executive officers and directors were complied with during the most recent fiscal.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICER

     The following table sets forth certain information relating to the compensation awarded to, earned by or paid to the former Chief Executive Officer (the "Named Executive Officer") for services in all capacities during 1997, 1996 and 1995 (there being no other executive officer of the Company whose total annual salary and bonus exceeded $100,000 during 1997).

                             SUMMARY COMPENSATION TABLE


                                                                           Long-Term Compensation
                         Annual Compensation                                        Awards
                         -------------------                                    ------------
                                                         Securities
                                                         Underlying                                   All Other
Name and Principal                                       Options                                     Compensation
Position                    Year       Salary($)           (#)                                         ($)(2)
-------------------------   ----       ---------       ------------                                  ------------
Ronald W. Martignoni        1997       $ 92,884 (1)         -0-                                          $ 353
Chairman, Chief             1996         98,557             -0-                                            529
Executive Officer           1995        115,914             -0-                                            529
and President

- -------------


(1) Includes $15,000 received under the terms of a consulting agreement.(See below).

(2) Includes term life insurance premiums paid by the Company.

     Mr. Martignoni resigned as Chairman of the Board, Chief Executive Officer and President of the Company on April 16, 1998, after the appointment of Mr. Boylan to the Board of Directors of the Company on that same day.(SEE DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT).

     As previously reported, Mr. Martignoni had taken a position with an unrelated company, effective October 6, 1997, and continued as the Company's Chairman, President and Chief Executive Officer, under a consulting agreement pursuant to which his compensation had been reduced accordingly. Under the consulting agreement, Mr. Martignoni released the Company from all obligations and liabilities, including any obligations under the severance agreement between him and the Company referred to below. The consulting agreement provided for a monthly consulting fee of $5,000 per month, which was payable through April 1998,unless extended by the Company, in exchange for services provided. Mr. Martignoni received payments through March 1998 under this agreement; however he has continued to provide services to the Company without compensation.

     In April 1992, the Company entered into a severance agreement with Mr. Martignoni which provided, under certain circumstances, that the Company would pay him upon his severance an amount equal to one full year's base salary in the event that his affiliation with the Company ceased within either one or two years (depending upon the circumstances) following a "change in control" of the Corporation, as that term is defined under the Company's Stock Option and Appreciation Rights Plan of 1987. In November 1993, the Board of Directors adopted an amendment to the severance agreement for Mr. Martignoni, which principally increased the amount to be paid on severance from one full year's base salary to two full years' base salary, as well as contained certain other provisions, including a provision for the continued registration of option stock following termination of his affiliation with the Company.

Stock Options Held At Fiscal Year-End

     The following table sets forth the aggregate options to purchase shares of Common Stock of the Company held by the Named Executive Officer at December 31,1997. No options were exercised during the year ended December 31, 1997 by the Named Executive Officer, and there were no in-the-money unexercised options held by the Named Executive Officer at December 31, 1997.


                                          Number of Securities
                                       Underlying Unexercised
                                           Options Held at
                                        December 31, 1997(#)
                                       --------------------------

  Name                              Exercisable             Unexercisable
  ----                              -----------             -------------
Ronald W. Martignoni                 1,425,000                   -0-

Compensation of Directors



     The Company currently has no standard arrangements pursuant to which non-employee directors are compensated for services provided as directors.

     On February 13, 1997, three non-employee directors, Messrs. James D. Sink, Joseph DeSaye and Fred E. Portner, were granted, respectively, nonqualified options to purchase 200,000, 200,000 and 50,000 shares of the Company's Common Stock, exercisable on or after August 13, 1997, at an exercise price of $.05 per share, the price of the Company's Common Stock on the date of grant, which options expire on February 13, 2002. Mr. DeSaye has since resigned as a director, and no options have been exercised.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 25, 1997, a group of stockholders demanded that they be given control of the Company and on December 10, 1997, this group filed preliminary solicitation material with the Securities and Exchange Commission, seeking to remove and replace two of three members of the Company's Board of Directors. On February 11, 1998 and April 17, 1998, revised preliminary solicitation material was filed by an expanded group of stockholders (the "Shareholder Committee") in connection with the solicitation of written consents, also to remove and replace two directors. As previously disclosed, Mr. Renna and Mr. Pursglove were the co-chairmen of the Shareholders Committee. On June 5, 1998, the Shareholder Committee formally withdrew its preliminary proxy material and the Shareholder Committee has ceased to exist.

     John E. Maioriello, a former Chairman of the Board and a principal stockholder of JD Store Equipment, Inc. ("JD"), is deemed under rules of the Securities and Exchange Commission to be the beneficial owner of more than five percent of the Company's Common and Preferred Stock voting together. See Securities Ownership of Certain Beneficial Owners and Management.

     On November 4, 1994, the Company and JD entered into a letter of intent (the "JD Letter of Intent"), providing for a merger of the Company and JD (the "JD Merger"). In connection with the JD Letter of Intent, JD arranged for the issuance on its credit of a $100,000 letter of credit to a vendor of the Company, which letter of credit expired in accordance with its terms on April 15, 1995. Upon expiration of the letter of credit, Mr. Maioriello personally guaranteed a line of credit provided by said vendor to the Company in an amount of approximately $250,000.

     In accordance with the JD Letter of Intent and in contemplation of the JD Merger, John Maioriello was appointed Chairman of the Board of the Company. Also in contemplation of the JD Merger, the Company and JD incurred certain costs in connection with the Company's plans to acquire certain retail video store chains.

     In connection with the JD Letter of Intent, the Company and JD also reached an agreement for the payment of finder's fees, in the event the JD Merger was not consummated, with respect to any completed merger or acquisition which Mr. Maioriello was responsible for having introduced to the Company from the date of the JD Letter of Intent until such time as it was publicly announced that the JD Merger would not be consummated (September 11, 1995). Any finder's fees paid are to consist of warrants to purchase shares of the Company's Common Stock in an amount based upon 10% of the consideration issued or paid by the Company in said merger or acquisition. The exercise price of the warrants is to be at a 20% discount to the bid price of the Company's Common Stock, generally calculated on the date of the letter of intent for said merger or acquisition. The warrants are to have a five-year term and are to include piggy-back registration rights.

     The Company and JD entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of July 19, 1995, as amended, which provided, inter alia, for the JD Merger, through the merger of a newly formed California corporation, formed as a wholly-owned subsidiary of the Company, with and into JD, as a result of which, JD, as the surviving corporation in the merger, would become a wholly-owned subsidiary of the Company. On September 8, 1995, JD notified the Company that it was terminating the Merger Agreement in accordance with its terms and, in connection therewith, Mr. Maioriello resigned as Chairman of the Board of the Company.

     Previously, on December 6, 1994, JD agreed that in the event that the then contemplated merger between JD Store Equipment and the Company (the "JD Merger") was not consummated, JD Store Equipment would pay to the Company legal fees billed to the Company by the above law firm. That law firm resigned as counsel to the Company shortly after JD Store Equipment notified the Company that it was terminating the JD Merger in September 1995. Subsequently, the Company made a demand for payment upon JD Store Equipment for all fees and disbursements in the amount of $793,281 billed to it by the law firm, of which $439,482 has to date been paid by the Company. JD Store Equipment has responded with a suggestion of a counter claim in an unspecified amount for losses allegedly incurred in connection with the acquisition program. To avoid the uncertainties associated with litigation and with collecting any judgment that may be obtained, the Company has attempted to reach a settlement with JD Store Equipment and the law firm, pursuant to which JD Store Equipment would pay unpaid fees to the law firm, the Company would release JD Store Equipment from any obligation to pay the $793,281 of legal fees billed to the Company and the Company would be released by JD Store Equipment and the law firm. Although discussions have taken place regarding such a settlement, there is no assurance that any settlement will be concluded. Moreover, the law firm has notified the Company that it intends to file a lawsuit against the Company in connection with its outstanding invoices.

     Mr. Maioriello has also requested indemnification for legal fees and expenses incurred in the defense of the previously concluded stockholder litigation in California, which are substantial and material in amount. The Company has denied the former director's request as it does not believe that it has any obligation for indemnification of such legal fees and expenses. However, it is contemplated that any settlement reached with JD Store Equipment, as described above, would include a release by the former director of any indemnification claims that he may have against the Company. There is no assurance, however, that any such settlement will be concluded or, if concluded, as to what would be the terms of such a settlement.

     The Company's 5% unsecured promissory notes (the "Notes"), in the principal amount of $680,000, matured on September 11, 1997, leaving the holders thereof with the sole remedy of converting such notes into shares of the Company's Series C Preferred Stock (valued at $.25 per share of Common Stock). The Holders of such Notes have, in accordance with the terms of the Notes, converted such Notes into 68 shares of the Company's Series C Preferred Stock. In addition, because of its severely distressed financial condition, the Company elected to issue 3.6833 shares of its Series C Preferred Stock to the holders of the Notes, in payment of $36,833 of accrued interest due such noteholders in September, 1997, in accordance with the terms of such Notes. Certain members of the Shareholder Committee, named in the Beneficial Ownership Table, are the holders of such Preferred Stock. See Securities Ownership of Certain Beneficial Owners and Management.

     John A. Boylan, a former officer and director, is deemed under the rules of the Securities and Exchange Commission to be the beneficial owner of more than five percent of the Company's Common and Preferred Stock voting together. See Securities Ownership of Certain Beneficial Owners and
Management. As previously reported, on August 15, 1996, the Company entered into an eleven-month consulting agreement with Mr. Boylan, under which he received $3,500 on a bi-weekly basis, had use of a car, already under lease by the Company, and received health insurance benefits for a period of one year. The Company entered into this agreement as part of a severance agreement with Mr. Boylan, pursuant to which he resigned from employment and from all positions with the Company, released the Company from all obligations and liabilities, including any obligations under an existing severance agreement between him and the Company, and agreed to the cancellation of certain fully-vested options to purchase 291,667 shares of Common Stock. Mr. Boylan was re-appointed to the Company's Board of Directors and named President and Chief Executive Officer of the Company on April 16, 1998.

     On July 12, 1994, Max Scheuerer, a member of the Shareholder Committee, loaned the Company $50,000, and on December 7, 1994, loaned the Company $100,000, which loans are evidenced by two 10% promissory notes. The aggregate principal amount owing on the promissory notes was reduced to $120,000 from $150,000 as a result of a $30,000 payment by the Company on November 30, 1995, following the filing of a lawsuit against the Company by Mr. Scheuerer seeking collection of said notes. The lawsuit was withdrawn following said $30,000 payment without prejudice to its being reinstated if the balance owing on the notes was not paid in full prior to March 15, 1996. As previously reported, on September 18, 1996, a lawsuit was filed against the Company in which Mr. Scheuerer sought to obtain a judgment against the Company for amounts owing under the two aforementioned promissory notes. The lawsuit was dismissed with prejudice on June 25, 1997, upon the payment by the Company to Mr. Scheuerer of $145,230, in full settlement of all amounts owed to Mr. Scheuerer.

     In his capacity as a stockbroker and while employed by Texas Capital Securities, Mr. Renna had some customers who were involved in a contested election for control of the Company in 1996. Mr. Renna had no involvement in this contested election other than as performing the usual and customary duties associated with being a stockbroker and advising his clients as to the various implications to them of the contested election. Prior to late 1997, Mr. Renna was not acquainted with Mr. Pursglove and had not worked with him.

     On October 29, 1997 Mr. Renna purchased 45,000 shares of Common Stock for $2,688. On December 11, 1997 Mr. Renna purchased 45,000 shares of Common Stock for $3,151. Each of these purchases was made in the open market.

     Mr. Pursglove has had no past involvement with any of the efforts to change control of the Company. Prior to late 1997, Mr. Pursglove was not acquainted with Mr. Renna and had not worked with him.

     Mr. Kenneth Hiniker, a member of the Shareholder Committee, has advanced $25,000 to the Shareholder Committee to pay legal fees. The loan is to be repaid when, as, and if the Shareholder Committee has funds sufficient for that purpose.

COSTS ASSOCIATED WITH THE CHANGE OF CONTROL

     The costs of the election contest initiated by the Shareholder Committee and which may be considered to be a cause or contributing cause to the change of the majority of the board of directors as more fully disclosed herein was borne by the Shareholder Committee without reimbursement by the Company. Such costs are estimated to approximate $75,000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

                                               Choices Entertainment Corporation
                                                       By the Board of Directors
                                                         /s/James Sink, Chairman
                                                                 /s/Thomas Renna
                                                          /s/George D. Pursglove


Coral Springs, Florida
June 19, 1998